UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Procyon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

742806300

(CUSIP Number)

March 7, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (B)

☒ Rule 13d-1 (C)

☐ Rule 13d-1 (D)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 742806300	Page 2 of 10

1	Names of reporting persons Roy M. Speer Foundation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	5	Sole voting power -0-
	6	Shared voting power 1,600,000
	7	Sole dispositive power -0-
	8	Shared dispositive power 1,600,000
9	Aggregate amount beneficially owned by each reporting person 1,600,000
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 19.9%**
12	Type of reporting person (see instructions) OO

**	Based on 8,060,388 shares of common stock outstanding as of February 9, 2015, as reported by Procyon Corporation on Form 10-Q for the quarterly period ended December 31, 2014.

SCHEDULE 13G

CUSIP No. 742806300	Page 3 of 10

1	Names of reporting persons Lynnda L. Speer
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power -0-
	6	Shared voting power 1,600,000
	7	Sole dispositive power -0-
	8	Shared dispositive power 1,600,000
9	Aggregate amount beneficially owned by each reporting person 1,600,000
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 19.9%**
12	Type of reporting person (see instructions) IN

**	Based on 8,060,388 shares of common stock outstanding as of February 9, 2015, as reported by Procyon Corporation on Form 10-Q for the quarterly period ended December 31, 2014.

SCHEDULE 13G

CUSIP No. 742806300	Page 4 of 10

1	Names of reporting persons Richard M. Speer
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power -0-
	6	Shared voting power 1,600,000
	7	Sole dispositive power -0-
	8	Shared dispositive power 1,600,000
9	Aggregate amount beneficially owned by each reporting person 1,600,000
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 19.9%**
12	Type of reporting person (see instructions) IN

**	Based on 8,060,388 shares of common stock outstanding as of February 9, 2015, as reported by Procyon Corporation on Form 10-Q for the quarterly period ended December 31, 2014.

SCHEDULE 13G

CUSIP No. 742806300	Page 5 of 10

Item 1.

(a)	Name of Issuer:

Procyon Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1300 S. Highland Avenue, Clearwater, Florida 33756

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office or, if none, Residence:

(c)	Citizenship:

Roy M. Speer Foundation

2535 Success Drive

Odessa, Florida 33556

Citizenship: Not applicable

Lynnda L. Speer

2535 Success Drive

Odessa, Florida 33556

Citizenship: United States

Richard M. Speer

104 Woodmont Blvd, Suite 415

Nashville, Tennessee 37205

Citizenship: United States

(d)	Titles of Class of Securities:

Common Stock (the “Common Stock”)

(e)	CUSIP Number:

742806300

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the close of business on February 26, 2015:

Roy M. Speer Foundation (the “Foundation”) beneficially owned 1,600,000 shares of the Issuer’s Common Stock.

SCHEDULE 13G

CUSIP No. 742806300	Page 6 of 10

Lynnda L. Speer, a United States citizen (“Mrs. Speer”), and Richard M. Speer (“Mr. Speer”), a United States citizen, are trustees of the Foundation. Consequently, Mrs. Speer and Mr. Speer may be deemed to have shared voting control and investment discretion over securities owned by the Foundation.

The foregoing should not be construed in and of itself as an admission by Mrs. Speer or Mr. Speer as to beneficial ownership of the securities owned by the Foundation, as the case may be.

(b)	Percent of class:

As of the close of business on February 26, 2015, the Foundation, Mrs. Speer and Mr. Speer may be deemed to have beneficially owned 1,600,000 shares, or 19.9%, of the Issuer’s outstanding Common Stock (see Item 4(a) above), which percentage was calculated based on 8,060,388 shares of Common Stock outstanding as of February 9, 2015, as reported by the Issuer on Form 10-Q for the quarterly period ended December 31, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote:

1,600,000 (see Item 4(b))

(iii)	Sole power to dispose or to direct the disposition of:

-0-

(iv)	Shared power to dispose or to direct the disposition of:

1,600,000 (see Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit I.

Item 9. Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 742806300	Page 7 of 10

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 742806300	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 26, 2015

ROY M. SPEER FOUNDATION

By:	/s/ Lynnda L. Speer
Name:	Lynnda L. Speer
Title:	Trustee of the Roy M. Speer Foundation

By:	/s/ Richard M. Speer
Name:	Richard M. Speer
Title:	Trustee of the Roy M. Speer Foundation

/s/ Lynnda L. Speer
Lynnda L. Speer

/s/ Richard M. Speer
Richard M. Speer

SCHEDULE 13G

CUSIP No. 742806300	Page 9 of 10

EXHIBITS

Exhibit I: Joint Filing Agreement, dated as of February 26, 2015, by and among the Roy M. Speer Foundation, Lynnda L. Speer and Richard M. Speer.

SCHEDULE 13G

CUSIP No. 742806300	Page 10 of 10

EXHIBIT I

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Procyon Corporation, a Colorado corporation, will be filed on behalf the entity and each of the persons named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 26, 2015

ROY M. SPEER FOUNDATION

By:	/s/ Lynnda L. Speer
Name:	Lynnda L. Speer
Title:	Trustee of the Roy M. Speer Foundation

By:	/s/ Richard M. Speer
Name:	Richard M. Speer
Title:	Trustee of the Roy M. Speer Foundation

/s/ Lynnda L. Speer
Lynnda L. Speer

/s/ Richard M. Speer
Richard M. Speer